February 09, 2023	ATTORNEYS AT LAW
1025 Thomas Jefferson Street, NW | Suite 400 West
Washington, DC 20007-5208 202.965.8100 | fax 202.965.8104 www.carltonfields.com
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Via Electronic mail and edgar transmission

Mr. Sonny Oh Senior Counsel Division of Investment Management Disclosure Review and Accounting Office U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Brighthouse Life Insurance Company

Initial Registration Statement on Form S-3 (File No. 333-268427)— Brighthouse Shield® Level Select Advisory Annuity

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company (“BLIC” or the “Registrant”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to us via telephone on January 25, 2023 with regard to the registration statement on Form S-3 (the “Registration Statement”) filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on November 17, 2022, which relates to Brighthouse Shield® Level Select Advisory Annuity, an individual single premium deferred index-linked separate account annuity contract (the “Contract”).

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement. Page number references are to the Registrant’s correspondence submitted to the Commission via EDGAR on January 5, 2023.

For ease of reference, each of the comments of the Staff is set forth below, followed by the Registrant’s response. In cases where the Registrant’s response indicates that the Registrant has proposed revised disclosure in the Registration Statement, the marked courtesy copy of the prospectus filed herewith reflects those changes. Certain clarifying, editorial and updating changes have been made as well.

132025830.1	Carlton Fields, P.A. Carlton Fields, P.A. practices law in California through Carlton Fields, LLP.

Mr. Sonny Oh

February 9, 2023

1.	General

	Comment:	The Staff requests that the parenthetical “(including withdrawals to pay for advisory fees)” be added at certain specified places throughout the prospectus.

	Response:	Registrant has made the requested revisions.

2.	Special Terms – “Index Value with Performance Lock” (pg. 8)

	Comment:	The Staff requests that “as described below” be deleted from the above-referenced definition.

Response: Registrant has made the requested revision.

3.	Special Terms – “Performance Rate” (Pg. 7)

	Comment:	The Staff requests that certain specified revisions be made to the definition of “Performance Rate.”

Response: Registrant has made the requested revisions.

4.	Key Features of the Contract – New Line Item (pg. 13)

Comment:

The Staff requests that a new line item be added at the end of the “Key Features” table captioned “Adjustments due to the Performance Lock Factor” and reflecting the revisions made to the “Performance Lock Benefit – Performance Lock Factor” on page 43.

Response:

Registrant has added a new line item with the requested revisions immediately below the section of the table captioned “Performance Lock Benefit – Performance Lock.” This placement provides investors with important context as the immediately preceding section explains how the Performance Lock works.

5.	Key Features of the Contract – “Interim Value” (pg. 11)

	Comment:	The Staff requests that a general explanation of “Interim Value” be added to the beginning of this section.

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Mr. Sonny Oh

February 9, 2023

	Response:	The Registrant has added the explanation as requested.

6.	Key Features of the Contract – “Transfers”

	Comment:	The Staff requests that the last paragraph of this section be bolded.

Response: Registrant has bolded the paragraph.

7.	Risk Factors – “Limitations of Transfers” (pg. 14)

	Comment:	The Staff requests that the last sentence of this section be bolded.

	Response:	The sentence has been bolded.

8.	The Annuity Contract – “Third Party Agreement” (pg. 17)

	Comment:	The Staff requests certain specified revisions in the second paragraph of this section regarding the Registrant’s “obligations.”

Response:

The Registrant respectfully declines to make the requested revision. It believes that the existing explanation is clear, and notes that the requested use of the term “with your or your advisor’s instructions” is imprecise because “advisor” could be referring to the advisory firm itself or the individual advisor representative.

9.	Term – “Term End Date” (pg.20)

	Comment:	Please be more precise in terms of how far in advance will notice be give and by what means, reflecting the level of detail in the sections relating to changes in cap and step rates.

Response: Registrant has made the requested revisions.

10.	Account Value (pg. 23)

	Comment:	Please bold the last two sentences in the second paragraph.

	Response:	The Registrant has made the requested revisions.

11.	Investment Amount (pg. 23)

Comment:

Please reconcile the discussion in this section with the definitions in the Special Terms section of “Interim Value without Performance Lock,” “Interim Value with Performance Lock,” Investment Amount without Performance Lock” and “Investment Amount with Performance Lock.”

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Mr. Sonny Oh

February 9, 2023

	Response:	The Registrant has made comprehensive revisions to the referenced section and definitions and believes that the corresponding disclosure is consistent and comprehensive.

12.	Investment Amount – “Investment Amount without Performance Lock” and “Investment Amount with Performance Lock” (pg. 23)

Comment:

The Staff requests that clarifying revisions be made with respect to the “Term End Date” in these two sections and in other sections in the prospectus. Please also add disclosure above the following table reflecting footnote 7 in Example 1.2A.

	Response:	Registrant has made the requested revisions.

13.	Example 1.1A (pg. 25)

	Comment:	Consider adding the disclosure in footnote 5 of Example 1.1A to the “Investment Amount” definitions in the “Special Terms” section.

Response: The Registrant has added the referenced disclosure to the definitions.

14.	Example 1.2A (pg. 27)

	Comment:	The Staff requests that a new line item be added immediately after the “Performance Lock Factor” line item, showing the dollar value of the of applying the Performance Lock Factor of 97%.

Response:

Registrant has added a new footnote to Example 1.2A and other Examples as appropriate explaining that the Performance Lock Factor is 97% and that the remaining 3%, equaling $3,300, is not included in the Investment Amount.

15.	Interim Value Calculation (pg. 29)

	Comment:	Please add “proportionately” after “adjusted” in the first two subsections.

	Response:	The requested revisions have been made.

16.	Interim Value Calculation – “Interim Value Calculation without Performance Lock”/”Interim Value Calculation with Performance Lock”

	Comment:	The Staff requests that the consequences of withdrawals when there has been negative index performance be disclosed in these two sections.

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Mr. Sonny Oh

February 9, 2023

	Response:	The Registrant notes that the requested disclosure is already included in the bolded paragraphs on pages 35 and 36 under the “Withdrawal Provisions” section.

17.	Example 2.1 (pg. 31)

	Comment:	The Staff requests that the Registrant add one more example to the prospectus showing Interim Value without Performance Lock after a withdrawal.

	Response:	Registrant notes that this type of illustration is covered in the “Withdrawal Provisions” Example 3A.

18.	Example 2.1B (pg. 32)

	Comment:	The Staff requests that formulas in footnotes in brackets or parentheses be placed on one line.

	Response:	The Registrant has made such revisions where practicable.

19.	Example 2.2A (pg. 33)

	Comment:	Please label “Index Value” in the “Interim Value Calculation Halfway Through Term” as “Locked Index Value.”

	Response:	The requested revision has been made.

20.	Example 2.2A (pg. 33)

	Comment:	Please add a note preceding each example in the prospectus to the effect that “The following notes to the table above provide important illustrations showing how values are calculated.”

	Response:	Registrant has revised the disclosure in response to the Staff’s comment.

21.	Withdrawal Provisions (pg. 35)

	Comment:	Please disclose that withdrawals will also result in a proportionate reduction to the Death Benefit.

	Response:	The Registrant has made the requested change.

22.	Withdrawal Provisions (pg. 29)

	Comment:	Please make the third paragraph into one sentence.

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Mr. Sonny Oh

February 9, 2023

	Response:	The requested change has been made.

23.	Withdrawal Provisions (pg. 35)

	Comment:	The Staff requests that the fourth paragraph be revised to reincorporate certain deleted disclosure and delete certain specified disclosure.

	Response:	Registrant has made revisions to the fourth paragraph.

24.	Examples 3A, 3B and 3C (pg. 37-41)

	Comment:	Please add “at Term Start Date” at certain specified locations in Examples 3A, 3B and 3C after “Investment Amount adjusted for any withdrawals.”

	Response:	Registrant has made the requested changes.

25.	Example 3A (pg. 37)

	Comment:	The Staff requests that an amount lower than 40% be used.

	Response:	The Registrant has incorporated a lower amount into the Example.

26.	Example 3C (pg. 40)

	Comment:	Please reconcile the amount $50,909 with $50,908 in Example 2.2B.

	Response:	The Registrant has reconciled the two amounts.

27.	Transfers – Transfers during Term (pg. 41)

	Comment:	Please add “If you make a transfer during the Transfer Period,” at the beginning of the first paragraph.

	Response:	The Registrant has made the requested change.

28.	Selling Firms (pg. 62)

	Comment:	Please add an explanation at the end of the first sentence as to why commissions are not paid to selling firms.

Response:

The Registrant respectfully declines to make this change because while the Cover Page states that the Contract is only sold to fee-based programs, because these programs are sponsored by a broker-dealer or other financial institution there could be various internal compensation structures within the broker-dealer or other financial institution.

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Mr. Sonny Oh

February 9, 2023

29.	Requests and Elections (pg. 63)

Comment: Please add “withdrawals, transfers and annuitizations after “including” in the first sentence of the fourth paragraph.

Response: The Registrant has made the requested change.

   As always, we appreciate the Staff’s review of and comments. Please contact the undersigned at (202) 965-8139 with questions or comments.

Very truly yours, /s/ W. Thomas Conner W. Thomas Conner Shareholder

cc:	Michele Abate, Associate General Counsel, Brighthouse Financial, Inc.
Dionne Sutton, Corporate Counsel, Brighthouse Financial, Inc.

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